For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces $2,700,000 Non-Brokered Private Placement

October 13, 2011 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to announce a non-brokered private placement consisting of up to 2,500,000 units of non-flow-through units (“NFT Units”) at a purchase price of $0.20 per unit and up to 10,000,000 flow-through (“FT Units”) at a purchase price $0.22 per FT Unit.

Each NFT Unit will consist of one fully paid and non-assessable common share in the capital of the Company and one-half of one share purchase warrant (“NFT Warrant”), each whole NFT Warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at a price of $0.30 for a period of 18 months from the closing date, subject to accelerated expiry; such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.50 per share for 10 consecutive trading days on the Toronto Stock Exchange ("TSX").

Each FT Unit will consist of one fully paid and non-assessable common share in the capital of the Company and one-half of one share purchase warrant (“NFT Warrant”), each whole NFT Warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at a price $0.32 for a period of 18 months, subject to accelerated expiry; such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.55 per share for 10 consecutive trading days.

The FT proceeds from the private placement received from the sale of FT Units will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news releases dated Aug 4, 2011, Aug. 16 and Sept. 27, for additional information please visit the Company's website: www.pfncapital.com). The NFT proceeds will also be used as working capital for the additional projects that the Company currently holds in its portfolio situated in Ontario, British Columbia and Alaska, and for the acquisition of additional platinum group metals and precious metals projects in Canada and the United States.

A finder's fee may be paid. The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; FSE: P7J)  is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America'ʹs newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 mile from Sudbury, Ontario.

News Release	October 13, 2011

In addition, PFN is a significant shareholder of Fire River Gold Corp (TSX.V: FAU) which company is developing the Nixon Fork Gold Mine in Alaska, with production having commenced  in July 2011. The Company is also a controlling shareholder in Next Gen Metals Inc. (TSX.V: N)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals and precious metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	October 13, 2011